Exhibit 99.1

Company Contact:	Investor relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	CCG Investor Relations
Tel: 972-8-938-7505	Tel: +1-646-201-9246
E-mail: info@nova.co.il	E-mail: nova@ccgisrael.com
http://www.nova.co.il

Company Press Release

NOVA ANNOUNCES 179% INCREASE IN REVENUES TO $16 MILLION

Continued business momentum and operational excellence lead to sustained profitability

Rehovot, Israel - May 4, 2010 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today reported its 2010 first quarter financial results.

Highlights for the first quarter of 2010

•	Total revenues of $16.0 million

•	Record level gross margins of 51%

•	GAAP net income of $2.7 million, or $0.11 per diluted share

•	$5.0 million positive operating cash flow

•	New stand alone products gaining market traction

2010 First Quarter Results

Total revenues for the first quarter of 2010 were $16.0 million, an increase of 179% from the first quarter of 2009, and an increase of 5% from the fourth quarter of 2009.

Gross margin for the first quarter of 2010 was 51%, compared with 33% in the first quarter of 2009, and 49% in the fourth quarter of 2009.

Operating expenses in the first quarter of 2010 were $5.4 million, compared with $3.5 million in the first quarter of 2009, and $4.7 million in the fourth quarter of 2009.

On a GAAP basis, the company reported net income of $2.7 million, or $0.11 per diluted share, in the first quarter of 2010. This compares to a net loss of $1.7 million, or $0.09 per share, in the first quarter of 2009, and net income of $2.7 million, or $0.13 per diluted share, in the fourth quarter of 2009.

On a non-GAAP basis, which excludes stock-based compensation expenses, the company reported net income of $2.8 million, or $0.12 per diluted share, in the first quarter of 2010. This compares to a non-GAAP net loss of $1.6 million, or $0.08 per share, in the first quarter of 2009, and a non-GAAP net income of $2.8 million, or $0.13 per diluted share, in the fourth quarter of 2009.

The company generated $5.0 million in cash from operating activities during the first quarter of 2010, and total cash reserves as of March 31, 2010 were $40.7 million.

Management Comments

“During the first quarter, we reached record quarterly shipment levels and again achieved solid financial performance, through our strong position in new industry expansion projects and through our ability to provide additional functionality and value to our existing products”, commented Gabi Seligsohn, President and CEO of Nova. “In addition, our service business regained momentum, and presented 19% increase in revenues and improved gross margins”.

 “Semiconductor business fundamentals continue to be strong at the high end of technology and our leading edge customers have indicated that demand is expected to continue to be robust throughout the year. Given the pace of technology transition, several customers are actively evaluating our new stand alone products, and we believe these evaluations lay the foundation for additional business growth in the future and for further improvement of our competitive position in our core markets”.

“The memory side of the business is performing better than it did three months ago.  In addition, we currently have better visibility on new fab build-outs and expansions, and we believe we are very well positioned to address these opportunities. Based on these developments, we think it is appropriate to raise our guidance for the year”.

Revised Guidance for 2010

The company’s revised revenue guidance for 2010 is $61-$66 million. Based on this revenue guidance, the company is also guiding to net profitability of 13%-17% for 2010.

The Company will host a conference call today, May 4, 2010, at 9:00am ET. To participate, please dial in the US: 1 866 850 2201; or internationally: +972 3 721 9510. A recording of the call will be available on Nova’s website, within 24 hours following the end of the call.

In addition, a presentation to accompany the conference call will be available together with a live webcast of the conference call. This will be accessible from a link on Nova’s website at www.nova.co.il.

This press release provides financial measures that exclude non-cash charges for stock-based compensation and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges considered by management to be outside Nova's ongoing operating results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

About Nova
Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to: our dependency on a single integrated process control product line; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations; unanticipated consequences of the global economic crisis and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31,2009 filed with the Securities and Exchange Commission on March 26, 2010. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

 (Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of March 31,	As of December 31,
	2010	2009

CURRENT ASSETS
Cash and cash equivalents	11,524	9,861
Short-term interest-bearing bank deposits	28,593	8,607
Trade accounts receivable	10,920	11,545
Inventories	6,142	3,949
Other current assets	1,976	1,728
	59,155	35,690
LONG-TERM ASSETS
Long-term interest-bearing bank deposits	570	561
Other long-term assets	137	142
Severance pay funds	2,389	2,368
	3,096	3,071

FIXED ASSETS, NET	2,318	2,163

Total assets	64,569	40,924

CURRENT LIABILITIES
Trade accounts payable	6,260	3,715
Deferred income	3,916	1,671
Other current liabilities	4,055	5,237
	14,231	10,623

LONG-TERM LIABILITIES
Liability for employee severance pay	3,252	3,168
Deferred income	186	183
Other long-term liability	32	35
	3,470	3,386

SHAREHOLDERS' EQUITY	46,868	26,915

Total liabilities and shareholders' equity	64,569	40,924

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2010	2009	2009

REVENUES
Product sales	12,901	12,646	3,645
Services	3,080	2,594	2,075
	15,981	15,240	5,720

COST OF REVENUES
Products	5,478	5,399	1,582
Services	2,389	2,445	2,274
	7,867	7,844	3,856

GROSS PROFIT	8,114	7,396	1,864

OPERATING EXPENSES
Research & Development expenses, net	2,554	2,049	1,783
Sales & Marketing expenses	2,196	2,025	1,173
General & Administration expenses	651	659	503
	5,401	4,733	3,459

OPERATING PROFIT (LOSS)	2,713	2,663	(1,595)

Interest income (expenses), net	(14)	31	(64)

NET INCOME (LOSS) FOR THE PERIOD	2,699	2,694	(1,659)

Net income (loss) per share:
Basic	0.12	0.14	(0.09)
Diluted	0.11	0.13

Shares used for calculation of net income (loss) per share:
Basic	22,666	19,717	19,378
Diluted	24,236	21,173

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended
	March 31,	December 31,	March 31,
	2010	2009	2009
CASH FLOW – OPERATING ACTIVITIES

Net income (loss) for the period	2,699	2,694	(1,659)
Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	324	347	320
Amortization of deferred stock-based compensation	116	118	106
Increase (decrease) in liability for employee termination benefits, net	48	(187)	(114)
Decrease (increase) in trade accounts receivables	625	(5,943)	244
Decrease (increase) in inventories	(2,267)	749	520
Decrease (increase) in other short and long term assets	(260)	(555)	697
Increase (decrease) in trade accounts payables	2,545	2,198	(1,200)
Increase (decrease) in other current and long-term liabilities	(1,105)	1,769	(1,637)
Increase (decrease) in short and long term deferred income	2,248	913	(894)
Net cash from (used in) operating activities	4,973	2,103	(3,617)

CASH FLOW – INVESTMENT ACTIVITIES

Decrease (increase) in short-term interest-bearing bank deposits	(19,986)	(8,560)	50
Increase in short-term investments	--	--	(4,595)
Investment in long-term interest-bearing bank deposits	(9)	(36)	(120)
Additions to fixed assets	(405)	(303)	(4)
Net cash used in investment activities	(20,400)	(8,899)	(4,669)

CASH FLOW – FINANCING ACTIVITIES

Shares issued under employee share-based plans and exercise of warrants	122	1,111	--
Shares issued in a public offering	16,968	--	--
Net cash from financing activities	17,090	1,111	--

Increase (decrease) in cash and cash equivalents	1,663	(5,685)	(8,286)
Cash and cash equivalents – beginning of period	9,861	15,546	19,325
Cash and cash equivalents – end of period	11,524	9,861	11,039

NOVA MEASURING INSTRUMENTS LTD.
DISCLOSURE OF NON-GAAP NET INCOME (LOSS)
(U.S. dollars in thousands, except per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2010	2009	2009

GAAP Net income (loss) for the quarter	2,699	2,694	(1,659)

Non-GAAP Adjustments:
Stock based compensation expenses	116	118	106

Non-GAAP Net income (loss) for the quarter	2,815	2,812	(1,553)

Non-GAAP net income (loss) per share:
Basic	0.12	0.14	(0.08)
Diluted	0.12	0.13

Shares used for calculation of non-GAAP net income (loss) per share:
Basic	22,666	19,717	19,378
Diluted	24,236	21,173